EXHIBIT 99.1

Patent Granted to O2Micro for System and Methods for Driving a Battery Pack

GEORGE TOWN, Grand Cayman, Feb. 11, 2022 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the grant of a patent issued to O2Micro for system and methods for managing a battery pack.

O2Micro was issued 17 claims under China Patent No. ZL201910054748.2 on Mar 16, 2021, for the invention of system and methods for managing a battery pack. A battery controller includes a first driving pin, a second driving pin and a third driving pin. The first driving pin is coupled to a charge switch and is operable for turning on the charge switch to enable a battery pack to be charged by a power source. The second driving pin is coupled to a first discharge switch and is operable for turning on the first discharge switch to enable the battery pack to power a first load. The third driving pin is coupled to a second discharge switch and is operable for turning on the second discharge switch to enable the battery pack to power a second load.

Dr. Guoxing Li, VP of Advanced Technology, O2Micro, commented, "This invention provides an effective solution for the battery pack management with more than one load while at the same time delivering advanced safety protections."

About O2Micro:
Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Contact Information:
Daniel Meyberg
O2Micro Investor Relations
ir@o2micro.com

Joe Hassett
Gregory Communications
joeh@gregoryfca.com